Total Budget	**$1,886,738.60**	Animation done in 6 months
Pre Production	$23,000.00	
Tech for all sets	$48,473.90	not creative stuff
Animators	$390,000.00	5 Animators & sets - 6 months - $1500 per week - 40 seconds finished film per animator per week
Characters	$68,420.00	Ready to animate
Director NVM	$200,000.00	18 months pay
DP	$40,000.00	
Studio rental space	$25,000.00	9 mo at $2k per mo
Set creation	$142,000.00	
VO talent	$80,000.00	
Leadership	$360,000.00	3 people 18mo pay for $120k each
Post Production	$250,000.00	
Marketing	$170,000.00	
WeVidIt 5%	$89,844.70	

Pre Production													
Total	$23,000.00												
Storyboards	$10,000.00	84 min = 5,040 seconds, 1 storyboard per 5 seconds = 1,008 storyboards created, 1 storyboard takes 5 min to creat, 84 hrs of work, or 2-3 weeks per pass of film. at $50/hr for a good artist = $4,200 per pass for the film											
Character art work	$3,000.00												
Environment art work	$10,000.00												

Item	cost	Quantity per set	Image	Notes			
Running total	**$9,694.78**						
Mac Mini	$499.00	1		https://www.apple.com/mac-mini/?afid=p238%7CsVfZHByBl-dc_mtid_1870765e38482_pcrid_267746665344_&cid=aos-us-kwgo-mac--slid--product-			
dragonframe license + Bluetooth controller	$305.00	1		https://www.dragonframe.com/product/dragonframe-with-bluetooth-controller/			
Canon 7D	$1,799.00	1		https://www.bhphotovideo.com/c/product/1081808-REG/canon_9128b002_eos_7d_mark_ii.html	Aardman's DP on cameras and lenses they use ->	https://youtu.be/NDBSbnA6ELQ	Captures 5184 x 3456. The live view (what the monitor displays) size is 960 x 640.
4k 43" Samsung TV	$349.99	1		https://www.bhphotovideo.com/c/product/1402625-REG/samsung_un43nu6900fxza_43_4k_uhd_led.html			
Rolling TV stand	$149.99	1		https://www.bhphotovideo.com/c/product/1353310-REG/kanto_living_mtm65pl_s_mobile_tv_mount_with.html			

Nikon AF-S DX Micro NIKKOR 40mm f/2.8G Lens	$276.95	1		https://www.bhphotovideo.com/c/product/810414-USA/Nikon_2200_40_mm_f_2_8G_AF_S.html	work horse lens	Widest Nikon Macro lens - means you can get close and the shot is wider.
Nikon AF-S DX Micro NIKKOR 85mm f/3.5G ED VR Lens	$556.95	1		https://www.bhphotovideo.com/c/product/656971-USA/Nikon_2190_AF_S_DX_Micro_NIKKOR.html	frequent use	
Nikon Micro-NIKKOR 105mm f/2.8 Lens	$729.00	1		https://www.bhphotovideo.com/c/product/36856-GREY/Nikon_1455_Telephoto_105mm_f_2_8_Micro.html	Moderate usage. Tight closeups	
misc lens	$700.00	1			will need to run to camera exchange store at some point and get something specific	
Solid State Hard Drive	$399.99	1		https://www.bhphotovideo.com/c/product/1382500-REG/samsung_mz_76e2t0b_am_860_evo_2tb_internal.html	2TB is more than enough for each station.	SSD because of how much it will move around and get dropped. Hast to survive length of shot until hand off to editor. Hand off happens after each shot completion.
SSD cable	$11.99	1		https://www.bhphotovideo.com/c/product/1171126-REG/startech_usb3s2sat3cb_usb_3_0_to_2_5.html/pageID/accessory		

USB to USB 3.0 15' cable	$56.95	1		https://www.bhphotovideo.com/c/product/1221009-REG/tether_tools_cu61rt15_org_usb_3_0_type_a_male.html	worth it's weight in gold	
8' HDMI cabe	$9.99	1		https://www.amazon.com/ECHOGEAR-Ultra-Slim-Flexible-Cable/dp/B016CJ4RCO/ref=sr_1_1?s=aht&ie=UTF8&qid=1536337893&sr=1-1&keywords=hdmi+cable&refinements=p_n_feature_keywords_four_browse-bin%3A7800970011		
Power cables	$100.00	8		various lengths - 15' - 50'		
Power Strip	$26.99	1		https://www.amazon.com/INTEY-Power-Protector-Outlet-Extension/dp/B06XHY5XMM/ref=sr_1_2_sspa?s=electronics&ie=UTF8&qid=1536338015&sr=1-2-spons&keywords=power+strip&psc=1&smid=A3BVVW711G7EUD		
Frigidaire FFAD5033R1 50-Pint Dehumidifier with Effortless Humidity Control,	$199.00	1		https://www.walmart.com/ip/Frigidaire-FFAD5033R1-50-Pint-Dehumidifier-with-Effortless-Humidity-Control-White/44122375?wmlspartner=wlpa&selectedSellerId=0&adid=22222222227032038008&wl0=&wl1=g&wl2=c&wl3=59969597552&wl4=pla-122981981312&wl5=9028078&wl6=&wl7=&wl8=&wl9=pla&wl10=8175035&wl11=online&wl12=44122375&wl13=&veh=sem		

Temp and Humidity monitor	$149.00	1		https://www.amazon.com/Ideal-Sciences-Temperature-Monitoring-Historical/dp/B01LXGFX5G			
C-Stands	$794.75	5 at $158.95 each		https://www.bhphotovideo.com/c/product/320208-REG/Matthews_B756040_Hollywood_Century_C_Stand.html	black helps to cut down on light bounce issues		
C-stand smal	$401.12	2 at $200.56 each	same as above, just shorter	https://www.bhphotovideo.com/c/product/1095295-REG/matthews_b339774_20_century_c_stand.html			
					Aarrdman DP on lighting ->	https://youtu.be/eQSgbHzw3Rk	
Light kit	$2,000.00						

Sand Bags (6pack)	$179.12	2 at $89.56 each		https://www.bhphotovideo.com/c/search?setNs=p_PRICE_2%7c1&Ns=p_PRICE_2%7c1&ci=21012&fct=fct_type_4119%7cmotorized-slider-kits&srtclk=sort&N=3907816547			

Set Creation		
Total	$142,000.00	
STEAL THE NAUGHTY LIST DRAFT #2 -- LOCATION REPORT		
	Cost	notes
EXT. N-ICE FESTIVAL - DAY P.1	$15,000.00	
EXT. N-ICE FESTIVAL (BAND GAZEBO) - DAY P.1	$2,000.00	
EXT. N-ICE FESTIVAL (MARKET) - DAY P.1	$5,000.00	
EXT. SPORT POND TOP OF SKI JUMP - DAY P.1	$3,000.00	
EXT. SPORTS POND (SKI JUMP RAMP AND MID AIR) - DAY P.2		
EXT. ANNOUNCER BOOTH (SKI JUMP) - DAY P.4		
EXT. SPORTS POND (FIGURE SKATING) - DAY P.4		
EXT. SPORTS POND (SKIJORING) - DAY P.5		
EXT. SPORTS POND (SPEED SKATING) - DAY P.7		
EXT. SPORTS POND (SKI DANCING) - DAY P.7		
EXT. ANNOUNCER BOOTH BOTTOM OF STEPS - DAY P.9		
EXT. ANNOUNCER BOOTH (CURLING) - DAY P.10		
EXT. SPORTS POND (CURLING) - DAY P.10		
EXT. ANNOUNCER BOOTH BOTTOM OF STEPS - DAY P.14	$2,000.00	
EXT. THE WOODS - DAY P.16	$2,000.00	
EXT. THE WOODS 2 - DAY P.21		
EXT. FROZEN RIVER PART 1 - DAY P.23	$2,000.00	

EXT. MOUTH OF THE FROZEN LAKE - EVENING P.23	$5,000.00	
EXT. FROZEN LAKE BANK - DUSK P.24	$3,000.00	
EXT. CAMP FIRE - NIGHT P.28	$1,000.00	
EXT. FROZEN RIVER PART 2 - MORNING P. 36	$2,000.00	
EXT. FROZEN RIVER PART 3 CANYON (LOG) - DAY P.40	$5,000.00	
INT. ICE FISHING SHACK - DAY P.44	$2,000.00	
EXT. BLIZZARD - DAY P.46	$3,000.00	
EXT. UNDER THE FROZEN RIVER - DAY P.49	$3,000.00	
EXT. FROZEN RIVER BLIZZARD - DAY P.50		
INT. ICE FISHING SHACK/BLIZZARD - DAY P. 53		
INT. CAVE TUNNEL - DAY P.57	$5,000.00	
INT. CAVE DEAD END - DAY P.58	$3,000.00	
INT. UNDER WATER - DAY P.62		
INT. HOLE - DAY P.62	$3,000.00	
EXT. TUNDRA - DAY P.62	$5,000.00	
INT. UNDER THE FROZEN RIVER - DAY P.65		
EXT. FROZEN RIVER PART 4 TUNDRA - DAY P.66	$3,000.00	
EXT. TUNDRA - DUSK P.69	$3,000.00	
EXT. FROZEN RIVER PART 4 TUNDRA - DUSK P.72	$3,000.00	
EXT. CHURCH - DUSK P.73	$3,000.00	
EXT - CHURCH FRONT DOOR - DUSK P.73	$3,000.00	
INT. NARTHAX - NIGHT P.74	$5,000.00	
INT. STAIR CASE - NIGHT P.74	$2,000.00	
INT. TOP FLOOR - NIGHT P.75	$2,000.00	
INT. WEALTHY HOME - NIGHT P.77	$2,000.00	
INT. CHURCH - NIGHT P.78		
INT. POOR HOME - NIGHT P.78	$5,000.00	

EXT. WOODS - NIGHT P.78	$3,000.00	
EXT. CHURCH - NIGHT P.78		
EXT. POOR HOME - NIGHT P.78	$2,000.00	
INT. POOR HOME - DAWN P.79		
INT. POOR HOME - NIGHT P.79		
INT. POOR HOME - DAY P.79		
INT. POOR HOME - NIGHT P.80		
EXT. WOODS - NIGHT P.80		
EXT. WOODS - DUSK P.80		
EXT. POOR HOMES - DAY P.80		
EXT. COUNCIL OF NICAEA - DAY P.81	$6,000.00	
INT. JAIL - NIGHT P.81	$2,000.00	
INT. JAIL - DAY P.81		
INT. COUNCIL OF NICAEA - DAY P.81		
EXT. WOODS - DUSK P.82		
INT. TOP FLOOR - NIGHT P.82		
INT. STAIR CASE - NIGHT P.82		
EXT. CHURCH - DAY P.82		
EXT. WOODS - NIGHT P.84		
EXT. CHURCH - NIGHT P.85		
EXT. SORTS POND - DAWN P.85		
EXT. WOODS - DAWN P.85	$15,000.00	
EXT. SPORTS POND N-ICE FESTIVAL - DAY P.89	$10,000.00	
INT. UNDER THE FROZEN SPORTS POND - DAY P.91	$2,000.00	
EXT. SPORTS POND BRIDGE - DAY P.91		

Characters			
Clay	$10		
Plaster	$10		
tools	$50		
Armature	$50		
Silicone	$15		
Silicone paint	$30		
Fabric	$30		
Cstand	$150		
Articulating arm	$40		
total materials per character	$385		
Sculptor cost per hour	$40		
	Material cost	hours to build	labor cost
Moose #1 (Accordion)	$385	24	$960
Rabbit #1 (Horn)	$385	24	$960
Rabbit #2 (horn)	$385	24	$960
Arctic fox #1 (drums)	$385	24	$960
Crowd listening to music - 6			
Snow-leopard #1 (Sculptor)	$385	24	$960
Otter #1 (Sculptor)	$385	24	$960
Polar Bear #1 (Sculptor)	$385	24	$960
Crowd watching sculptor - 8			
Arctic Wolf #1 (Salesman)	$385	24	$960
Owl #1 (Salesman)	$385	24	$960
Ferret #2 (Mr. Ferret)	$385	24	$960
Ferret #1 (Mrs. Ferret)	$385	24	$960
Crowd walking through market - 4			
Arctic fox #2 (Ski jumper)	$385	24	$960

Puffin #1 (Coach)	$385	24	$960
Crowd in stands - 12 (duplicated)			
Rory (Snowman #1)	$385	24	$960
Lowell (Snowman #2)	$385	24	$960
Frank (Ferret #3)	$385	24	$960
paramedics - 2	$770	24	$960
Musk Ox #1	$385	24	$960
Horse #1 (Skijoring)	$385	24	$960
Rabbit #3 (Skijoring)	$385	24	$960
Moose #2 (Curler)	$385	24	$960
Caribou #1 (Curler)	$385	24	$960
Reindeer #1 (Curler)	$385	24	$960
Elk #1 (Curler)	$385	24	$960
Dall Sheep #1 (Shovel Racer)	$385	24	$960
Champ	$385	24	$960
Lynx #1 (Ski dancer)	$385	24	$960
Wolverine #1	$385	24	$960
Mindy Musk Ox #2	$385	24	$960
Buzzard	$385	24	$960
Gerald (pile of snow)	$385	24	$960
Polly (Polar Bear #2)	$385	24	$960
Fish	$385	24	$960
Wolves (including main wolf w/ 1/3 tail) - 6	$2,310	24	$960
Bigger fish	$385	24	$960
Snow dogs - 6	$2,310	24	$960
Church mouse.	$385	24	$960
St Nicholas as a boy	$385	24	$960
St. Nicholas as a young man	$385	24	$960
Poor man	$385	24	$960
daughters 3	$1,155	24	$960
St. Nicholas older man	$385	24	$960

Towns people - 12 (reuses man and daughters)			
Council of Nicea - 12 (reuse towns people man and daughters)	$4,620	24	$960
Heretic (reuse one of towns people)	$385	24	$960
N-Ice Festival Towns people - 12 (reuse sports crowd crowd)			
Total	$26,180		$42,240
cost to create all characters ready to animate	$68,420		

Animators				
Months	6	fixed	Done by June	
weeks	26	fixed		
Animators hours per week	40	fixed		
Minutes per frame per animator	2.5	equation		
Animators	5	variable		
Finished seconds of video per week per animator	40	variable		
frames per second (framerate)	24	variable		
frames per week per animator	960	equation		
Finished seconds of video per week total	200	equation		
Minutes of Film length	86.66666667	equation		
Cost per week	$3,000	variable		
Cost per animator	$78,000	equation		
Cost of all animators	$390,000	equation		

Post Production	
Total	$250,000.00
Rotoscoping	$50,000.00
Editing	$50,000.00
Sound Mixing	$50,000.00
Music	$100,000.00